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                                                                  EXHIBIT 99.7



                                Summary of Terms
                                ----------------

The following is a summary of certain terms of Jonathan C. Crane's relationship with Invensys, plc ("Invensys") and Marcam Solutions, Inc. ("Marcam") after Marcam's acquisition by an affiliate of Invensys pursuant to the Agreement and Plan of Merger dated as of May 27, 1999 (the "Merger Agreement"):

      - Mr. Crane will provide consultative assistance on matters involving customers, strategies, organizational matters, etc. for 90 days after the completion of the tender offer made pursuant to the Merger Agreement. Mr. Crane agrees to be reasonably available during this time.

      - In consideration for this service, Marcam shall, and Invensys shall cause Marcam to, pay to Mr. Crane $250,000. Full re-payment of the loan referred to below is a necessary condition for this payment. This payment will be made even if Mr. Crane becomes an employee or consultant of any other party and thus becomes less available to perform services during such 90-day period.

      -     Invensys and Marcam will honor in accordance with its terms
            Mr. Crane's Employment Agreement dated December 22, 1998 with Marcam, and will pay the amounts due under the Employment Agreement with respect to the termination of Mr. Crane's employment with Marcam promptly after the completion of the tender offer made pursuant to the Merger Agreement.

      - The Loan Agreement dated as of December 22, 1998 between Marcam and Mr. Crane and the Promissory Note dated December 22, 1998 relating thereto will remain in effect through the 90-day period, except that Mr. Crane will not borrow any additional amounts under the Loan Agreement or the Promissory Note. At the end of the 90-day period, Mr. Crane will repay the entire principal amount ($410,000) and all accrued interest on this loan prior to receiving the $250,000 consideration referred to above.


INVENSYS, PLC



By: /s/ Roy H. Slavin                     /s/ Jonathan C. Crane
   -----------------------                ------------------------
        Roy H. Slavin                     Jonathan C. Crane